Exhibit (a)(1)(G)

SUPPLEMENT NO. 1 TO THE
OFFER TO PURCHASE FOR CASH
by
Diana Shipping Inc.
of
Up to 3,125,000 of its Common Stock at a Purchase Price of $3.20 Per Share
THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., EASTERN TIME, ON MAY 13, 2019 UNLESS THE OFFER IS EXTENDED.

The date of this Supplement No. 1 to the Offer to Purchase for Cash is May 7, 2019

Diana Shipping Inc. (the "Company," "we," "us" or "our") hereby amends and supplements its offer to purchase up to 3,125,000 of its common stock, par value $0.01 per share, at a purchase price of $3.20 per share, net to the seller in cash, less any applicable withholding taxes and without interest, for an aggregate purchase price of up to $10,000,000.00, upon the terms and subject to the conditions described in the Offer to Purchase and in the related Letter of Transmittal. The Offer to Purchase, dated April 15, 2019, is hereby supplemented by this Supplement No. 1 to the Offer to Purchase for Cash (this "Supplement No. 1") (which, together with the Offer to Purchase and the Letter of Transmittal, as they may hereafter be amended or supplemented from time to time, constitute the "Offer") contains a description of certain amendments that are being made hereby.

The information, terms and conditions of the Offer set forth in the Offer to Purchase remain applicable in all respects to the Offer, except to the extent modified by this Supplement No. 1. Where information in the Offer to Purchase is in conflict with, is supplemented by or replaced by information in this Supplement No. 1, the information provided in this Supplement No. 1 shall govern. Capitalized terms used in this Supplement No. 1 but not otherwise defined have the meanings ascribed to those terms in the Offer to Purchase.

EXCEPT AS DESCRIBED IN THIS SUPPLEMENT NO. 1, ALL TERMS AND CONDITIONS OF THE OFFER REMAIN UNCHANGED.

Summary Term Sheet

The Offer to Purchase is hereby amended to delete the first bullet point under the answer to the question "What are the significant conditions to the Offer?" under the heading "Summary Term Sheet" and to replace it with the following:

•
The closing price of our common stock on the New York Stock Exchange shall not on any business day prior to (and including the date of) the Expiration Time be more than 10% below the closing price of our common stock on April 15, 2019.

•
The Dow Jones Industrial Average, the New York Stock Exchange Composite Index, the NASDAQ Composite Index or the S&P 500 Composite Index shall not close on any business day prior to (and including the date of) the Expiration Time more than 10% below its respective close on April 15, 2019.

The Offer—6. Conditions of the Offer

The Offer to Purchase is hereby amended to delete the third bullet point under the heading "The Offer—6. Conditions of the Offer" and to replace it with the following:

•
the closing price of our common stock on the New York Stock Exchange is, on any business day prior to (and including the date of) the Expiration Time, more than 10% below the closing price of our common stock on April 15, 2019;

•
the Dow Jones Industrial Average, the New York Stock Exchange Composite Index, the NASDAQ Composite Index or the S&P 500 Composite Index closes, on any business day prior to (including the date of) the Expiration Time more than 10% below its respective close on April 15, 2019;

Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone number and location listed below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:
1290 Avenue of the Americas, 9th Floor
New York, NY 10104
Banks, Brokers and Shareholders Call Toll-Free: (800) 248-7690
Parties outside the U.S. can reach the information agent at +1-781-575-2137

Diana Shipping Inc.
May 7, 2019